Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Piper Jaffray Companies for the registration of common stock, preferred stock, depository shares, senior debt securities, subordinated debt securities, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements and schedule of Piper Jaffray Companies and the effectiveness of internal control over financial reporting of Piper Jaffray Companies included in its Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 24, 2009